January 9, 2015

Securities and Exchange Commission
Attention: Jim B. Rosenberg

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549-1103

Re:                             Depomed, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 17, 2014

Form 8-K/A

Filed February 25, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 6, 2014

File No. 001-13111

Dear Mr. Rosenberg,

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated December 19, 2014 in connection with the above-referenced matters.

Each response below is preceded by the comment in the Staff’s letter to which it relates.

Form 10-Q for the Quarterly Period Ended September 30, 2014 Financial Statements

Note 8. Liability related to sale of future royalties, page 18

1. Please explain why an adjustment to the 10% effective annual interest rate was not required in 2014. In this regard, tell us why the reduction of the liability through September 30, 2014 by approximately $96 million in payments to PDL significantly exceeded the amount you apparently estimated would be paid in 2014 (i.e. current portion of the liability at December 31, 2013 of $49 million). In addition, you state: “In order to determine the amortization of the debt, the Company is required to estimate the total amount of future royalty payments to be received by PDL and payments the Company is required to make to PDL, if any, over the life of the arrangement. The sum of these amounts less the $240.5 million proceeds the Company received will be recorded as interest expense over the life of the debt.” Tell us the total amount of interest expense you currently expect to recognize over the life of the arrangement and the amount that would be recognized in each year.

Background

Depomed discussed the appropriate accounting for the PDL transaction with the staff of the Office of the Chief Accountant of the SEC in Q1 2014 and the conclusion was reached that the transaction should be accounted for as debt.  In connection with our discussions with the staff on this issue, we submitted the financial models that we used to support the preliminary estimate of the entries to be recorded.  The models included the estimates of future royalties and milestones by program and the applicable interest rates.

In November of 2014 we resubmitted this matter to the staff of the Office of Chief Accountant in light of amendments that were made effective October 1, 2014 to certain agreements underlying the PDL transaction.  We are still in discussions on this issue with the staff.

Effective Annual Interest Rate

An adjustment to the 10% effective annual interest rate was not required in 2014 because although payments received in 2014 by PDL were higher than originally estimated, a reduction of the total estimated payments over the remaining life of the arrangement had an offsetting impact on the effective interest rate.

The reduction in the liability during the first nine months of 2014 was higher than the current portion of the liability as of December 31, 2013 because royalties on net sales of Glumetza made by Salix were higher than our estimates.  However, during this same nine-month period, the actual underlying prescription demand for Glumetza did not increase significantly nor was significantly different from our original estimates. Instead, the higher actual net sales of Glumetza compared to our estimates resulted from increasing inventory in the channel for Glumetza.

We anticipate that the higher than expected net sales for Glumetza in 2014 will result in lower net sales for Glumetza in the future periods of 2015 and 2016 based on our expectations that inventory levels in the channel will revert back to our original estimates in anticipation for the introduction of generic Glumetza in early 2016.  Our current estimates for future prescription demand remain consistent with our original estimates.  Our expectations of lower net sales of Glumetza during 2015 and 2016 would result in lower anticipated corresponding payments to PDL over those respective periods.

Furthermore, the royalty rate on net sales of Glumetza is 32.0% for 2014 and increases to 34.5% in 2015 and 2016.  A shift in royalty amounts due from periods with a higher royalty percentage (34.5%) to periods with a lower royalty percentage (32.0%) results in lower than expected payments to PDL over the life of the arrangement.

While the acceleration of the expected payments alone would have the effect of increasing the effective annual interest rate, the reduction of the total expected payments in future periods has an offsetting effect and maintains the effective annual interest rate at approximately 10%.

Total interest expense over the life of the arrangement is currently estimated to be approximately $77.2 million broken out by year as follows (in millions of $):

Q4 2013	4.5
FY 2014	18.4
FY 2015	12.1
FY 2016	8.2
FY 2017	6.8
FY 2018	5.9
FY 2019	5.3
FY 2020	4.7
FY 2021	3.8
FY 2022	2.9
FY 2023	1.9
FY 2024	1.1
FY 2025	0.8
FY 2026	0.5
FY 2027	0.2
FY 2028	0.1
TOTAL	77.2

Form 8-K/A filed February 25, 2014

2. In a letter dated October 30, 2013 to the Office of the Chief Accountant of the Division of Corporation Finance you reference a proposed acquisition that would exceed the 50% significance threshold. It appears that the acquisition of the U.S. rights to Cambia exceeded the 50% significance threshold yet you did not file the required three years of audited financial statements. Please tell us why you did not file three years of audited financial statements for the acquisition of the rights to Cambia.

The proposed acquisition referenced in the letter dated October 30, 2013 to the Office of the Chief Accountant of the Division of Corporation Finance was not related to Cambia and related to a potential transaction which was not completed by the Company.

The Company notes that under Rule 3-05 (iv) of Regulation S-X, financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent year are less than $50 million.  Net revenues reported for the acquired Cambia business were $13.8 million in the most recent year prior to the Company’s acquisition.  We had correspondence with the Staff on this issue.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Depomed, Inc.

By:	/S/ August J. Moretti

August J. Moretti
Chief Financial Officer

Cc:          Frances Schulz, Ernst & Young LLP

Matthew Gosling

Amar Murugan

Jack Anders

Asif Ali